SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

Great American Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
38984G104
(CUSIP Number)
April 16, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A4

CUSIP No.	38984G104	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,312,601
	6	SHARED VOTING POWER
52,980
	7	SOLE DISPOSITIVE POWER
4,312,601
	8	SHARED DISPOSITIVE POWER
52,980

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,365,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.6%
12	TYPE OF REPORTING PERSON
OO**

** See Item 4.

Item 1(a).	Name of Issuer:	Great American Group, Inc.
Item 1(b).	Address of Issuers’ Principal Executive Offices:	21860 Burbank Boulevard
Suite 300 South
Woodland Hills, CA 91367

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III
Item 2(b).	Address of Principal Business Office or, if None, Residence:	222 Lakeview Avenue
Suite 160-365
West Palm Beach, Florida 33401
Item 2(c).	Citizenship:	U.S.A.
Item 2(d).	Title of Class of Securities:	Common Stock
Item 2(e).	CUSIP Number:	38984G104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable, this statement is filed pursuant to 13d-1(c)
Item 4.	OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 4,312,601 of the reported securities as (i) the manager of a limited liability company that is the adviser to certain trusts, (ii) the manager of a limited liability company that is the general partner of a certain limited partnership, (iii) the manager of a limited liability company, and (iv) an individual. The reporting person has shared voting and dispositive power with respect to 52,980 of the reported securities as an advisor to the trustee of a certain trust.

(a)	4,365,581
(b)	14.6%
(c)	(i) sole voting power: 4,312,601
(ii) shared voting power: 52,980
(iii) sole dispositive power: 4,312,601
(iv) shared dispositive power: 52,980

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not Applicable
Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable
Item 9.	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
Item 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2014	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III